05036444

SECURITIES...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MECKLENBURG SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 WEST TRADE STREET SUITE 1550
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CONNIE K GUNTER 704-333-8461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C.
FEB 23 2005
1086

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER NOBLE & COMPANY
(Name – *if individual, state last, first, middle name*)

5970 FAIRVIEW ROAD SUITE 402	CHARLOTTE	NORTH CAROLINA	28210
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CONNIE K GUNTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MECKLENBURG SECURITIES CORPORATION, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Connie K. Gunter
Signature

PRESIDENT
Title

Judith P. Long
Notary Public

JUDITH P. LONG NOTARY PUBLIC MECKLENBURG COUNTY, NC

My Commission Expires July 9, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MECKLENBURG SECURITIES CORPORATION

FINANCIAL STATEMENTS

December 31, 2004

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Material Inadequacies - Rule 17a	11
Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	12

WAGNER NOBLE & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Mecklenburg Securities Corporation:

We have audited the accompanying statement of financial condition of Mecklenburg Securities Corporation as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mecklenburg Securities Corporation at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 9, 10, and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina,
February 18, 2005.

Wagner Noble & Company

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$2,857,721
Due from related party	12,136
Long-term investment	4,653
Income taxes receivable	133,938
Deferred tax assets	34,086
	$3,042,534

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$6,710
Advance from related party	518,743
Total liabilities	525,453
STOCKHOLDER'S EQUITY:	
Common stock (No par value, 1,000 shares authorized, 500 shares issued and outstanding)	20,000
Retained earnings	2,497,081
Total stockholder's equity	2,517,081
	$3,042,534

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the year ended December 31, 2004

REVENUES:	
Commissions and fees	$3,737,970
Interest income	17,583
Total revenues	3,755,553
EXPENSES:	
Franchise and other taxes	8,757
Licenses and registration	1,170
Office operating expenses	2,983,572
Professional fees	23,770
Interest expense	1,044
Loss on sale of securities	392
Other	61,325
Total expenses	3,080,030
INCOME BEFORE INCOME TAXES	675,523
PROVISION FOR INCOME TAXES	268,930
NET INCOME	$406,593

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2004

	Common Stock		Retained	
	Shares	Par Value	Earnings	Total
Balance, December 31, 2003	500	$20,000	$2,090,488	$2,110,488
Net income	-	-	406,593	406,593
Balance, December 31, 2004	500	$20,000	$2,497,081	$2,517,081

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$406,593
Adjustments to reconcile net income to net cash used by operating activities:	
Loss on sale of investment	392
Decrease in due from related party	19,926
Increase in income tax receivable	(133,938)
Decrease in deferred tax asset	34,836
Increase in accounts payable	6,710
Decrease in income taxes payable	(170,763)
Net cash provided by operating activities	163,756
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investment	9,608
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advance from related party	518,743
NET INCREASE IN CASH AND CASH EQUIVALENTS	692,107
CASH AND CASH EQUIVALENTS, beginning of year	2,165,614
CASH AND CASH EQUIVALENTS, end of year	$2,857,721

During 2004 the Company transferred $461,427 to its parent for their federal income tax liability.

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

The Company – Mecklenburg Securities Corporation (the Company), incorporated on September 14, 1993, in North Carolina. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and is authorized to market variable life insurance contracts and variable annuities. Primary operations of the Company involve commission income received from various insurance companies.

Effective September 1, 1999, all outstanding capital stock of the Company was acquired by Wachovia Corporation (Wachovia). At the same time, Wachovia acquired Barry, Evans, Josephs, and Snipes, Inc., a corporation affiliated with the Company through common ownership. Through this acquisition, the Company became a wholly-owned subsidiary of Barry, Evans, Josephs, and Snipes, Inc. (the Parent).

The financial statements report the activity of the Company on a historical-cost basis, and do not include any adjustments to reflect the acquiring company's basis of accounting.

Basis of Accounting – Mecklenburg Securities Corporation prepares its financial statements on the accrual basis of accounting. Under this method, revenue is recognized when earned and expenses are recognized when goods or services are received.

Income Taxes - The Company reports income taxes on its earnings as allocated by its Parent, due to its inclusion in the Parent's consolidated income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. All refundable income taxes, income tax accruals, and income tax expense or benefit are computed, authorized, and allocated by the Parent.

Property and Equipment – Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gain or loss on disposals is credited or charged to operations.

Depreciation – Depreciation is computed using the straight-line method for book purposes based on estimated useful lives ranging from three to five years. Since all assets are fully depreciated, there is no depreciation expense for the year ended December 31, 2004.

Cash Equivalents – The Company invests excess cash in bank overnight accounts on a daily basis. For purposes of reporting cash flows, the Company considers all short-term highly liquid investments with a maturity of three months or less to be cash equivalents.

Financial Instruments – The Company estimates the fair value of all financial instruments to be equal to the book value reflected in the accompanying financial statements.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTIES:

As explained in Note 1, the Company is a wholly-owned subsidiary of Barry, Evans, Josephs, and Snipes, Inc. The Parent provides the Company with office space and other office services. During the year ended December 31, 2004, the Company paid Barry, Evans, Joseph and Snipes, Inc. $2,982,447 for rental of its office space and reimbursement of other office operating costs.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the requirements of rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in security transactions when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined in the rule. Because the Company does not receive or hold any customers' securities or cash, it is required to maintain a minimum net capital of $5,000. The Company's net capital and net capital ratios were $2,332,268 and .23 to 1, respectively at December 31, 2004.

4. RESERVE REQUIREMENTS:

The Company does not hold, carry or maintain cash or securities for the benefit of its customers, or perform custodial functions, and is exempted under paragraph (k)(1) of rule 15c3-3 from reserve requirements of that rule.

5. FOCUS REPORT:

A reconciliation of differences between the Company's FOCUS Report as of December 31, 2004 and the accompanying financial statements for the year then ended is as follows:

	FOCUS Report	Financial Statements	Differences
Cash and cash equivalents	$2,763,555	$2,857,721	($94,166)
Receivables - other	817,957	180,160	637,797
Accounts payable - other	(1,069,084)	(525,453)	(543,631)
	$2,512,428	$2,512,428	$ -

These differences are classification differences within the statement of financial condition and have no effect on the statement of operations.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission included with these financial statements also differs from the FOCUS report due to classification differences. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

6. SUBORDINATED LIABILITIES:

The Company had no subordinated liabilities at December 31, 2004.

7. LONG-TERM INVESTMENT:

The Company holds 300 shares of The NASDAQ Stock Market, Inc. at a cost of $3,300. It is the intent of the Company to hold this security indefinitely. At December 31, 2004, the fair market value of this security approximated cost.

The Company also holds 250 shares of FIA Growth Class C at a cost of $1,353. At December 31, 2004, the fair market value of this security approximated cost.

8. INCOME TAXES:

The Parent company computed an income tax provision of $268,930 by applying the applicable federal and state income tax rates to the current year income. The deferred tax asset has been reduced to $34,086; the prior year liability of $170,762 has been satisfied leaving an income tax receivable of $133,938.

9. COMMITMENTS AND CONTINGENCIES:

The Company's deposits on hand in financial institutions at times exceed federally insured amounts. At December 31, 2004, the Company had approximately $1,250,900 on deposit in a checking account, which is federally insured for $100,000, and $1,608,700 invested in bank overnight accounts, which is not federally insured.

The Company has a geographic concentration of risk in that it operates solely in Charlotte, North Carolina. The ability of the Company to generate future revenues is dependent upon the economic conditions within that area. Management feels that this concentration represents a normal business risk.

MECKLENBURG SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

Stockholder's equity		$2,517,081
Less non-allowable assets:		
Securities not readily marketable:		
NASDAQ Stock Market, Inc.	$3,300	
FIA Growth Fund	1,353	
Due from related party	12,136	
Income taxes receivable	133,938	
Deferred tax assets	34,086	184,813
Net capital		$2,332,268
Aggregate indebtedness:		
Accounts payable	$6,710	
Advance from related party	518,743	$525,453
Minimum net capital required		$35,030
Excess net capital		$2,297,238
Excess net capital at 1,000 percent		$2,279,722
Ratio: Aggregate indebtedness to net capital		.23 to 1

Continued

MECKLENBURG SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - Continued

As of December 31, 2004

Reconciliation with Company's computation in Part II of Form X-47A-5 as of December 31, 2004

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$1,694,471
Audit adjustments due to classification differences	637,797
Net capital per above	$2,332,268
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$1,069,084
Audit adjustments due to classification differences	(543,631)
Net aggregate indebtedness per above	$525,453

MECKLENBURG SECURITIES CORPORATION

MATERIAL INADEQUACIES - RULE 17a

For the year ended December 31, 2004

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

WAGNER NOBLE & COMPANY

CERTIFIED
PUBLIC ACCOUNTANTS

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Mecklenburg Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Mecklenburg Securities Corporation (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-(5)(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Charlotte, North Carolina,
February 18, 2005.

Wagner Noble + Company